UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Modamily Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> August 5, 2011

Physical address of issuer
630 N. Cherokee Ave, Los Angeles, CA 90004

Website of issuer
http://modamily.com

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
October 13, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$10,857	$8,484
Cash & Cash Equivalents	$10,106	$7,233
Accounts Receivable	$0	$0
Short-term Debt	$97,020	$98,924
Long-term Debt	$2,607	$0
Revenues/Sales	$47,707	$39,549
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$1,670	-$36,475

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A   Offering Memorandum Part II of Offering Statement
Exhibit B   Financial Statements
Exhibit C   SeedInvest Profile
Exhibit D   Investor Deck
Exhibit E   Video Transcript

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 9, 2017

Modamily Inc.



Up to $1,000,000 of Crowd Notes

Modamily Inc. (the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 13, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by October 13, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 13, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased under Regulation CF is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://modamily.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/modamily/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is

submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Modamily Inc. (the "Company") is a Delaware Corporation, formed on August 5, 2011.

The Company is located at 630 N. Cherokee Ave, Los Angeles, CA 90004.

The Company's website is http://modamily.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/modamily/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Modamily is a dating and co-parenting platform that connects people who are ready to start a family. We provide an inclusive forum for straight and LGBTQ people to meet like-minded individuals who want to become parents on their own timelines.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	$500
Offering deadline	October_13, 2017
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 13, 16, 19-20 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Minimal Operating History

For the foreseeable future, it is expected that the funds received from this Offering and future offerings will be used to fund operations of the Company and to attract customers, and build and maintain the website and our products.
We expect to rely on the proceeds from this Offering and later offerings to provide funding for general operations, working capital, research and development, customer acquisition, hiring qualified personnel, and building, testing and maintaining our products. Therefore, it is anticipated that from time to time we will need to obtain additional financing to expand our business consistent with the proposed operations and plan. There can be no guarantee that additional funds will be available when needed. If we are unable to obtain such financing on acceptable terms, we may be forced to cease or curtail operations until such time as alternative financing may be arranged, which could have a materially adverse impact on planned operations and stockholders' investment. The anticipated proceeds

from a $1,000,000 Offering should provide working capital to enable us to operate until the end of 2018. Attached hereto are the Company's income statements, balance sheets and cash flow statements for the years ended December 31, 2015 and 2016 (the "Financial Statements"). The Financial Statements are unaudited. Since December 31, 2016, there has been no event, condition or occurrence which has had a material adverse effect on the Company as a whole. As of the date of this memorandum, we have sufficient cash to provide working capital to enable us to operate until the end of 2018. For the foreseeable future, it is expected that the funds received from this Offering and future offerings will be used to fund operations of the Company.

Modamily has limited operating history and is operating at a loss and there is no guarantee that the company will become profitable.
The Company has limited operating history and anticipates that it will continue to operate at a loss. There can be no guarantee that the Company will ever become profitable. In the future, we may experience significant losses, under-capitalization, delays in releasing systems, lack of funding options, setbacks and many of the problems, delays and expenses encountered by any early stage business, which may be beyond the Company's control. These include, but are not limited to:

- inability to raise sufficient capital to fund the business plan;
- inability to identify and create cost-effective products to meet customer requirements;
- development and marketing problems encountered in connection with our products;
- substantial delays and expenses related to testing, development and deployment of our products;
- inability of the systems to scale to larger sizes effectively, efficiently and reliably;
- inability to hire and retain key personnel;
- competition from larger and more established technology and co-parenting companies; and
- lack of market acceptance of our products.

The results of operations will depend, among other things, upon our ability to develop, install, manage, deploy and market the Modamily products. Further, it is expected that in the near term, operations will not generate sufficient cash to meet operating expenses and cash requirements. Operations may be affected by many known and unknown factors, which may be beyond the Company's control. Any of these factors, or a combination thereof, could have a material adverse effect on the Company's viability as an entity and might cause the stockholders' investment to be impaired or lost. Our strategic relationships are in various early stages of development. Some of the developing technology and products may not be completed in time to allow commercial deployment or marketing due to the inherent risks of new product and technology development, limitations on financing, competition, obsolescence, loss of key personnel and other factors. Unanticipated obstacles can arise at any time and result in lengthy and costly delays or in a determination that further development is not feasible.

The development of the Company's product and technology and testing may take longer than anticipated and could be additionally delayed. Therefore, there can be no assurance of timely completion and introduction of technology on a cost-effective basis, or that such products, if introduced, will operate as expected or achieve market acceptance such that, in combination with existing products and demand, will allow the Company to achieve profitable operations and become cash flow positive.

The Company has limited experience in on-line businesses and co-parenting.
There can be no assurances that the Company will be successful in executing its planned activities. While management has considerable general business experience, management does not have considerable experience in the co-parenting business or growing development stage companies, and the Company has limited operating history. We do not know whether or when we may be able to develop the strategic, technological and management capabilities to successfully complete anticipated co-parenting technology and products. Even if we are successful in developing our technology and products, it is unknown if we will be able to sustain our business or continue to satisfy the requirements of strategic relationships and customers.

The Company's success is dependent on the continued employment of management and key employees and the ability to hire additional key employees, when and as needed.
Although the Company currently intends to retain existing management, there can be no assurances that such individuals will remain with the Company. The Company has not obtained key person life insurance for any employees. The unexpected loss of the services of one or more of the key executives, directors or advisors, and the inability to find suitable replacements within a reasonable period of time could have a material adverse effect on the economic condition and results of operations of Modamily.

Our strategy envisions a period of potentially rapid growth.

We currently maintain minimal headcount, and expected growth may impose a significant burden on future administrative and operational resources. The growth of the business will require significant investments of capital and increased demands on management, the workforce and facilities. The Company will be required to substantially expand administrative, development and operational resources and attract, train, manage and retain qualified management and other personnel. Failure to do so or to satisfy such increased demands would interrupt or have a material adverse effect on our business and results of operations.

Risks Related to the Company's Business and Industry

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Existing companies that engage in the market or are within the online dating space could introduce new or enhance existing products. Our competitors include major companies worldwide. Some of our competitors are CoParents.com, PollenTree, okcupid, Known Donor Registry, and match.com. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have superior expertise in research and development and marketing approved products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company's success depends on the experience and skill of Ivan Fatovic.
In particular, the Company is dependent on Ivan Fatovic. He is currently a one-man operation running the company and plans on hiring an additional full-time employee with the fundraise. If Ivan can no longer run operations, it could jeopardize the company's future. The Company has or intends to enter into employment agreements with Ivan Fatovic although there can be no assurance that it will do so. The loss of Ivan Fatovic or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain

defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our success depends upon the continued growth and acceptance of online advertising, particularly paid listings, as an effective alternative to traditional, offline advertising and the continued commercial use of the Internet.
We intend to compete with traditional advertising media, including television, radio and print, in addition to a multitude of websites with high levels of traffic and online advertising networks, for a share of available advertising expenditures and expect to face continued competition as more emerging media and traditional offline media companies continue to enter the online advertising market. We believe that the continued growth and acceptance of online advertising generally will depend, to a large extent, on its perceived effectiveness and the acceptance of related advertising models (particularly in the case of mobile advertising), the continued growth in commercial use of the Internet (particularly abroad), the extent to which web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and the extent to which the industry is able to effectively manage click fraud. Any lack of growth in the market for online advertising, particularly for paid listings, or any decrease in the effectiveness and value of online advertising (whether due to changes in laws, changes in industry practices, the emergence of technologies that can block the display of advertisements across platforms or other developments) would have an adverse effect on our business, financial condition and results of operations.

We depend, in part, upon third parties to drive traffic to our website and distribute our products and services.
In connection with our search engine optimization, or SEO, efforts, we rely on third party search engines to drive traffic to our various properties (desktop and mobile). SEO efforts involve developing websites to rank well within search engine results. Search engines frequently update and change the logic that determines the placement and display of search results. If we fail to successfully manage SEO efforts across our businesses, including the timely modification of SEO efforts from time to time in response to periodic changes in search engine algorithms, search query trends and related actions by providers of search services designed to ensure the display of unique offerings in search results (which actions by search service providers may result in algorithmic listings being displayed less prominently within search engine results), could result in a substantial decrease in traffic to our various properties, as well as increased costs if we were to replace free traffic with paid traffic, which would adversely affect our business, financial condition and results of operations. Certain of our businesses engage in similar efforts involving Facebook and other social media platforms (for example, developing content designed to appear higher in a given Facebook News Feed and generate "likes") that involve challenges and risks similar to those faced in connection with our SEO efforts.
Also, search engines continue to expand their offerings into other, non-search related categories, and in certain instances display their own integrated or related product and service offerings in a more prominent manner than those of third parties within their search results. Continued expansion and competition from search engines could result in a substantial decrease in traffic to our various properties, as well as increased costs if we were to replace free traffic with paid traffic, which would adversely affect our business, financial condition and results of operations.

Our marketing efforts designed to drive traffic to our website may not be successful or cost-effective and communicating with our users via e-mail is critical to our success, and any erosion in our ability to communicate in this fashion that is not sufficiently replaced by other means could adversely affect our business, financial condition and results of operations, our traffic building initiatives also involve the expenditure of considerable sums for marketing, as well as for the development and introduction of new content, products, services and enhancements, infrastructure and other related efforts, and are dependent, in part, on our ability to effectively communicate with our users and customers via current and new means of communication.

Our success depends, in part, on our ability to continue to introduce new and enhanced content, products and services in response to evolving trends and technologies and that otherwise resonate with our users and customers.
Even if we succeed in our traffic building and distribution efforts, we may not be able to convert traffic into repeat users and customers unless we continue to introduce new and enhanced content, products and services in response to evolving trends and technologies and provide quality products and services that otherwise resonate with our users and customers.

The development of new content, products and services, as well as the identification of new business opportunities in this dynamic environment, require significant time and resources. We may not be able to adapt quickly enough to these changes, appropriately time the introduction of new content, products and services or identify new business

opportunities in a timely manner. Also, these changes could require us to modify related infrastructures and our failure to do so could render our existing websites, applications, services and proprietary technologies obsolete. Our failure to respond to any of these changes appropriately and efficiently could adversely affect our business, financial condition and results of operations. In the case of certain of our applications, third parties have introduced (and continue to introduce) technologies and policies that may interfere with the ability of users to access or utilize our applications generally or otherwise make users less likely to use our services (such as through the introduction of features and/or processes that disproportionately and adversely impact the ability of consumers to access and use our services relative to those of our competitors).

In addition, we may not be able to adapt quickly and/or in a cost-effective manner to frequent changes in user and customer preferences, which can be difficult to predict, or appropriately time the introduction of enhancements and/or new content, products or services to the market in response to such changes. Our inability to provide quality content, products and services would adversely affect user and customer experiences, which would result in decreases in users, customers and revenues and could adversely affect our business, financial condition and results of operations.

Lastly, while the continued introduction of new content, products and services is critical to our success, by definition, new content, products and services have limited operating histories, which could make it difficult for us to evaluate our current business and future prospects. The failure to successfully address these risks and difficulties could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on the integrity and quality of our systems and infrastructures and those of third parties. System interruptions and the lack of integration and redundancy in our and third-party information systems may affect our business.

To succeed, our systems and infrastructures must perform well on a consistent basis. From time to time, we may experience occasional system interruptions that make some or all of our systems or data unavailable or that prevent us from providing products and services; any such interruption could arise for any number of reasons. Furthermore, fire, power loss, telecommunications failure, natural disasters, acts of war or terrorism, acts of God and other similar events or disruptions may damage or interrupt computer, data, broadband or other communications systems at any time. Any event of this nature could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to users and customers. While we have backup systems in place for certain aspects of our operations, our systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. Any such interruptions or outages, regardless of the cause, could negatively impact the experiences of our users and customers with our products and services, tarnish our brands' reputation and decrease demand for our products and services, any or all of which could adversely affect our business, financial condition and results of operations.

We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experiences of our users and customers, accommodate substantial increases in the volume of traffic to our properties and to keep up with changes in technology and user and customer preferences. Any failure to do so in a timely and cost-effective manner could adversely affect the experiences of our users and customers with our products and services and thereby negatively impact demand for our products and services, and could increase our costs, any of which could adversely affect our business, financial condition and results of operations.

We also rely on third party computer systems, data centers, broadband and other communications systems and service providers in connection with the provision of our products and services generally, as well as to facilitate and process certain transactions with our users and customers. We have no control over any of these third parties or their operations. Any interruptions, outages or delays in our systems or those of our third party providers, changes in service levels provided by these systems or deterioration in the performance of these systems, could impair our ability to provide our products and services and/or process certain transactions with users and customers. If any of these events were to occur, it could damage our reputation and result in the loss of current and potential users and customers, which could have an adverse effect on our business, financial condition and results of operations and otherwise be costly to remedy.

Communicating with our users via e-mail is critical to our success, and any erosion in our ability to communicate in this fashion that is not sufficiently replaced by other means could adversely affect our business, financial condition and results of operations.

As consumer habits evolve in the era of smart phones and messaging/social networking apps, usage of e-mail, particularly among our younger users and customers, has declined. In addition, deliverability restrictions imposed by third party e-mail providers could limit or prevent our ability to send e-mails to our users and customers. Primarily in the case of our dating business, one of our primary means of communicating with users and customers and keeping them engaged with our products and services is via e-mail. Any erosion in our ability to communicate

successfully with our users and customers via e-mail could have an adverse impact on user and customer experience and, in the case of our dating businesses, the rate at which nonpaying users become paid members. While we continually work to find new means of communicating and connecting with our users and customers (for example, through push notifications), we cannot assure you that such alternative means of communication will be as effective as e-mail has been historically. Any failure to develop or take advantage of new means of communication could have an adverse effect on our business, financial condition and results of operations.

Our success depends, in part, on our ability to build, maintain and/or enhance our brand.
We own and operate the Modamily brand and intend to build a strong brand appeal within the co-parenting industry. We believe that our success depends, in part, upon our ability to build, maintain and enhance our brand. Our brand-building efforts could be negatively impacted by a number of factors, including product and service quality concerns, consumer complaints, actions brought by consumers, governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the failure to market our products and services successfully (or in a cost-effective manner), the inability to develop and introduce products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes in the Internet and related technologies, applications and devices, could adversely impact our brands and brand-building efforts, and in turn, our business, financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

BUSINESS

Description of the Business
Modamily is a dating and co-parenting platform that connects people who are ready to start a family. We provide an inclusive forum for straight and LGBTQ people to meet like-minded individuals who want to become parents on their own timelines.

Business Plan
Currently, Modamily is both a website and iOS app. Members can sign-up and create a free profile after entering various criteria including their location, age, gender, sexual orientation, ethnicity, religion, income, education, and physical and health information. We combine a matching algorithm with human curation to make match recommendations to our members. Modamily generates multiple revenue streams via a subscription model, personal matchmaking services, and events. Modamily is free to join, create a profile, and search. Members pay a subscription fee for messaging capabilities. In 2016 we launched the Personal Concierge Service to give our higher-end customers a dedicated personal matchmaker that can guide them through the process of looking for a co-parent, known donor, or a romantic relationship with someone who is ready to have children. Modamily is also an educational resource for non-traditional family arrangements. The Learn page provides members valuable information regarding co-parenting laws, sperm/egg donation, fertility options, and more. Modamily also has strategic referral partnerships with IVF clinics, egg donor and surrogacy agencies, family attorneys, and other professionals that can work with our members as needed.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market

Dating/Co-parenting Site	A dating/co-parenting site matching up singles who are ready to have kids using both modern and traditional arrangements.	Single Men/Women who are ready to have kids LGBTQ Men/Women looking for co-parents and known sperm/egg donors and surrogates.

We have a number of new products ideas and design in development, subject to meeting our capital requirement to execute our business plan.

We offer our services directly to customers through our website. Modamily has high ranking SEO for keywords such as co-parenting sites and lesbian couple looking for a sperm donor. We have accrued brand awareness from global coverage on us in the media.

Competition
The Company's primary competitors are CoParents.com, PollenTree, okcupid, Known Donor Registry, match.com.

The markets in which our products are sold are highly competitive. Our products and services compete against similar products of many large and small companies, including well-known competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe we have the high brand recognition for our services. In 2018, there are also be a few TV docuseries on co-parenting in the USA, UK, and Australia that are scheduled to feature the Company and leadership. We believe that this raise will allow us to implement a significant marketing strategy to grow our membership.

Supply Chain and Customer Base
Not applicable

Single Men/Women who are ready to have kids LGBTQ Men/Women looking for co-parents and known sperm/egg donors and surrogates.

Intellectual Property
The Company is dependent on the following intellectual property, including, various trademarks, trade secrets, customer lists, tag lines, copyrights, source code, algorithms, and other intellectual property associated with the Modamily business.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
630 N. Cherokee Ave. Los Angeles, CA 90004	Lease	Founder Home Office

Governmental/Regulatory Approval and Compliance
We are not aware of any anticipated legal or regulatory changes that will impact the Company or its industry.

Litigation
None

Other
The Company's principal address is 630 N. Cherokee Ave, Los Angeles, CA 90004

The Company has the following additional addresses: Not Applicable.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.50%	$85,000
Research and Development	26.25%	$6,562	13.73%	$137,250
General Working Capital	26.25%	$6,563	13.73%	$137,250
Contingency	0%	$0	9.15%	$91,500
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ivan Fatovic

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Ivan Fatovic, CEO, 2011-present. Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prior to forming Modamily, Ivan's career spanned a variety of sectors, including Hollywood, where he worked in talent representation (Endeavor), content development and management (3 Arts), and film production (Greenestreet Films), as well as finance (UBS). At Modamily, Ivan is the sole proprietor, growing the Company to its current stage.

Education
Ivan received his B.A. in English and Communications from University of Michigan.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ivan Fatovic

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Ivan Fatovic, CEO, 2011-present. Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prior to forming Modamily, Ivan's worked as an investment manager for UBS, after holding positions at WME-IMG and 3Arts Entertainment. At Modamily, Ivan is the sole proprietor, growing the Company to its current stage.

Education
Ivan received his B.A. in English and Communications from University of Michigan.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. The company has an indemnification agreement Mr. Fatovic.

Employees
The Company currently has 1 employee in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,033,000
Voting Rights	The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote
Anti-Dilution Rights	The holders of common stock have no preemptive rights and they are not subject to further calls or assessments by us.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Purchasers of the Crowd Notes will experience immediate and substantial dilution in net book value from the initial issuance price and price of the Common Stock. The Company previously issued 9,033,000 shares to the Founder at nominal value.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The company has 50,000,000 shares of Common Stock authorized, and 9,033,000 shares of Common Stock issued and outstanding. The Company has 10,000,000 shares of Preferred Stock authorized, of which none are issued or outstanding. 2,000,000 shares of Common Stock are reserved for issuance under the Company's 2012 Equity Incentive Plan, of which 767,000 are currently granted under outstanding stock options.

The Company has the following debt outstanding:

Type of debt	Bank loan

Name of creditor	Citi Bank
Amount outstanding	$5,000
Interest rate and payment schedule	8.75% $220/month until December 2019
Describe any collateral or security	This is personally guaranteed by Ivan Fatovic, the Founder.
Maturity date	December 13, 2016
Other material terms	On December 13, 2016, the Company received a $5,000 bank loan. The note bears 8.75% interest, matures in November 2018, and is payable each month in the amount of $228, commencing January 2017. Principal of $5,000 and accrued interest of $18 were outstanding as of December 31, 2016, with $2,393 of the principal due in 2017 and $2,607 of the principal due in 2018. During 2016, the Company recognized $268 of interest expense related to the loan and associated loan fees.

Type of debt	Convertible Notes
Name of creditor	Three Angel Investors
Amount outstanding	$90,000
Interest rate and payment schedule	All notes bear 0.76% interest and are due in full with accrued interest at maturity.
Describe any collateral or security	General unsecured obligation
Maturity date	December 31, 2018
Other material terms	The convertible promissory notes are automatically convertible into the Company's equity upon an equity financing of the Company's preferred stock of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements). The notes are also convertible at the price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements) upon maturity. The notes mature and are due and payable on December 31, 2018 if not repaid or converted.

Convertible Notes Payable
 In 2014, the Company entered into convertible promissory notes totaling $90,000 with three investors. These notes mature on December 31, 2018. All notes bear 0.76% interest and are due in full with accrued interest at maturity.

Following the Offering, the total amount of outstanding indebtedness of the Company will be $215,000 if the Minimum Amount is raised and $840,000 if the Maximum Amount is raised.

Ownership
The Company is wholly owned by Ivan Fatovic.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ivan Fatovic	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company does not expect to achieve profitability in the next 12 months and intends to focus on improving the website and app, hiring core staff, and marketing.

Liquidity and Capital Resources
The Offering proceeds are essential to growing our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $6,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Modamily has no current marketing budget, which we anticipate will increase post-raise (customer acquisition cost will increase accordingly). We also intend to lease office space, most likely initially using co-working space (WeWork space in West Hollywood).

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for

the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3.0 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction or a payoff, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $125,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of October 13, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless

Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Ivan Fatovic
Relationship to the Company	CEO/Founder
Total amount of money involved	$1,000
Benefits or compensation received by related person	$1,000/month
Benefits or compensation received by Company	Workspace
Description of the transaction	The Company pays rent to the founder at a rate of $1,000 per month under an informal month-to-month arrangement. Total expenses recorded under this arrangement for the years ended December 31, 2016 and 2015 were $12,000 and $12,000, respectively.

Employment Agreement

Upon successful completion of this Offering, the Founder/CEO shall receive a salary of from $80,000-$100,000 per year under a month to month employment agreement.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

- Indemnification Agreement: see above

- Rental Agreement for Office space: see above

- Employment Agreement: see above.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

        If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

        If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The company becomes a fully-reporting registrant with the SEC
2.   The company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The company has filed at least three annual reports, and has no more than $10 million in assets
4.   The company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the Securities
2.   To an accredited investor
3.   As part of an Offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ivan Fatovic
_____
(Signature)

Ivan Fatovic
_____
(Name)

Founder and CEO
_____
(Title)

8/9/17
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ivan Fatovic
_____
(Signature)

Ivan Fatovic
_____
(Name)

Founder and CEO
_____
(Title)

8/9/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Modamily, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Modamily, Inc.

TABLE OF CONTENTS



To the Stockholders of
Modamily, Inc.
Englewood Cliffs, New Jersey

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Modamily, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 6, 2017

MODAMILY, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,106	$ 7,233
Accounts receivable	-	-
Total Current Assets	10,106	7,233
Non-Current Assets:		
Property and equipment, net	751	1,251
Total Non-Current Assets	751	1,251
TOTAL ASSETS	$ 10,857	$ 8,484
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 2,854	$ 5,380
Accrued interest payable	1,773	1,071
Shareholder loans	-	2,473
Bank loan, current portion	2,393	-
Convertible notes payable	90,000	90,000
Total Current Liabilities	97,020	98,924
Long-Term Liabilities:		
Bank loan, net of current portion	2,607	-
Total Long-Term Liabilities	2,607	-
Total Liabilities	99,627	98,924
Stockholders' Equity (Deficit):		
Common Stock, no par, 5,000 shares authorized, 1,000 shares issued and outstanding, as of each December 31, 2016 and 2015.	-	-
Additional paid-in capital	112,409	112,409
Accumulated deficit	(201,179)	(202,849)
Total Stockholders' Equity (Deficit)	(88,770)	(90,440)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 10,857	$ 8,484

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MODAMILY, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 47,707	$ 39,549
Operating Expenses:		
General & administrative	33,786	42,634
Sales & marketing	3,499	3,606
Development	7,800	29,100
Total Operating Expenses	45,085	75,340
Income/(Loss) from operations	2,622	(35,791)
Other Income/(Expense):		
Interest expense	(952)	(684)
Total Other Income/(Expense)	(952)	(684)
Provision for income taxes	-	-
Net Income/(Loss)	$ 1,670	$ (36,475)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

MODAMILY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Common Stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Paid-In Capital	Deficit	Equity (Deficit)
Balance at January 1, 2015	1,000	$ -	$ 112,409	$ (188,938)	$ (76,529)
Capital contributions	-	-	-	22,564	22,564
Net loss	-	-	-	(36,475)	(36,475)
Balance at December 31, 2015	1,000	$ -	$ 112,409	$ (202,849)	$ (90,440)
Net income	-	-	-	1,670	1,670
Balance at December 31, 2016	1,000	$ -	$ 112,409	$ (201,179)	$ (88,770)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MODAMILY, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss)	$ 1,670	$ (36,475)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	500	2,477
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	(2,526)	2,872
Increase/(Decrease) in accrued interest payable	702	684
Net Cash Provided by (Used In) Operating Activities	346	(30,442)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(1,500)
Net Cash Used In Investing Activities	-	(1,500)
Cash Flows From Financing Activities		
Proceeds from bank loan	5,000	-
Capital contributions	-	22,564
Advance/(repayment) from/to related party	(2,473)	2,473
Net Cash Used In Financing Activities	2,527	25,037
Net Change In Cash	2,873	(6,905)
Cash at Beginning of Period	7,233	14,138
Cash at End of Period	$ 10,106	$ 7,233
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 250	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MODAMILY, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Modamily, Inc. (the "Company"), is a corporation organized August 5, 2011 under the laws of Delaware. The Company developed and operates a dating platform which matches singles who are ready to have kids and start a family.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

   Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

   Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 3 years for the Company's equipment. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $500 and $2,477 for the years ended December 31, 2016 and 2015, respectively. The Company's property and equipment as of December 31, 2016 and 2015 consisted of computer equipment with costs of $3,785 for each year end, recorded net of accumulated depreciation of $3,034 and $2,534 as of December 31, 2016 and 2015, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files U.S. federal and state income tax returns. 2013-2016 tax returns are open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated significant revenues or profits, has an accumulated deficit of $223,743 as of December 31, 2016, and current liabilities exceed current assets by $86,914 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: FINANCING ARRANGEMENTS

Convertible Notes Payable

In 2014, the Company entered into convertible promissory notes totaling $90,000 with three investors. These notes matured in 2016 without extension, and therefore are in default as of December 31, 2016. All notes bear 0.76% interest and are due in full with accrued interest at maturity.

The convertible promissory notes are automatically convertible into the Company's equity upon an equity financing of the Company's preferred stock of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements).

The notes are also convertible at the price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements) upon maturity. While maturity occurred in 2016 on all notes, the notes have not yet converted to equity.

The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Principal of $90,000 and $90,000 and accrued interest of $1,755 and $1,071 were outstanding as of December 31, 2016 and December 31, 2015, all respectively. During 2016 and 2015, the Company recognized $684 and $684 of interest expense related to these notes, respectively.

Bank Loan

On December 13, 2016, the Company received a $5,000 bank loan. The note bears 8.75% interest, matures in November 2018, and is payable each month in the amount of $228, commencing January 2017. Principal of $5,000 and accrued interest of $18 were outstanding as of December 31, 2016, with $2,393 of the principal due in 2017 and $2,607 of the principal due in 2018. During 2016, the Company recognized $268 of interest expense related to the loan and associated loan fees.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 5,000 shares of no par value common stock. As of each December 31, 2016 and 2015, 1,000 shares of common stock were issued and outstanding, respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company pays rent to the founder at a rate of $1,000 per month under an informal month-to-month arrangement. Total expenses recorded under this arrangement for the years ended December 31, 2016 and 2015 were $12,000 and $12,000, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

In June 2017, the Company took a $10,000 loan from an individual. The loan is informal and does not bear interest, but is due and payable upon funding from an anticipated securities offering under Regulation CF, expected to be completed in 2017.

Management's Evaluation

Management has evaluated subsequent events through July 6, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C



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Modamily

For the modern family, Modamily is co-parenting site that matches up singles who are ready to have kids using both modern and traditional arrangements.   Edit Profile

$500	**$3,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Modamily is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Modamily without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

MAU's

2600+

Registered Users

12,000+

> Featured in NYTimes, ABC News, CBS News, Good Morning America, Washington Post, BBC, Guardian, The Doctors, and more

> Advised by early investors in nRelate, a startup sold to IAC, an internet company that also owns Match, Tinder, OKCupid, and Plenty of Fish.

> Coparenting docuseries' are in production on major networks around the world.

> American households with two parents who are living together but not married (7%) has risen steadily in recent years.

> Round Size: US $750,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $3,000,000

PROFILE MENU



> Target Minimum Raise Amount: US $125,000

> Offering Type: Side by Side Offering

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"There is something new going on in the American Family." -Diane Sawyer

Modamily is a co-parenting and dating platform that connects people who are ready to start a family. We provide an inclusive forum for straight and LGBTQ people to meet like-minded individuals who want to become parents on their own timelines.

As successful professionals get tired of casual dating apps, delaying marriage, and having children, they come to a point when they face the pressures of needing to find a partner with whom they can have children before it gets too late. We connect people who are ready to have children and start a family, by forging romantic and modern family relationships.

The Modamily community consists of individuals who are ready to have children or who are ready to help others have children and start families by being a co-parent or known donor. Users range from single men and women to LGBTQ couples looking for sperm or egg donors. We help individuals achieve their dreams of becoming parents. Modamily matches people by using various demographic and psychographic data blended with human curation.

Pitch Deck



modamily
Where aspiring parents meet
Seed-Round Funding Presentation
August, 2017

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Product & Service

Currently, Modamily is both a website and iOS app. Members can sign up and create a free profile after entering various criteria including their location, age, gender, sexual orientation, ethnicity, religion, income, education, and physical and health information. We combine a matching algorithm with human curation to make match recommendations to our members.

Modamily generates multiple revenue streams via a subscription model, personal matchmaking services, and events. Modamily is free to join, create a profile, and search. Members pay a subscription fee for messaging capabilities.

In 2016, we launched the Personal Concierge Service to give our higher-end customers a dedicated personal matchmaker that can guide them through the process of looking for a co-parent, known donor, or a romantic relationship with someone who is ready to have children.

Modamily is also an educational resource for non-traditional family arrangements. The "Learn" page provides members valuable information regarding co-parenting laws, sperm/egg donation, fertility options, and more.

Modamily also has strategic referral relationships with IVF clinics, egg donor and surrogacy agencies, family attorneys, and other professionals that can work with our members as needed.

Gallery



















PROFILE MENU

Media Mentions















PROFILE MENU







Team Story

Modamily was born one night out in NYC. Ivan was out with some of his girlfriends who were all frustrated with the short-term, casual relationships they were finding on services like Tinder, Bumble, Match, and OKCupid. They were feeling the pressure of their biological clocks and were looking at all options on how they could become mothers and have a baby. Most didn't want to be single mothers, but wanted a partner who, if they were not married to or in a long term romantic relationship with, would at least be a friend with a shared vision and value system for raising a child.

Founders and Officers



Ivan Fatovic
CEO

Ivan founded Modamily partially to help out a few close female friends who had deferred having children to build their careers. Under Ivan's stewardship, Modamily has amassed more than 12,000 aspiring parents and over 50 "Modamily babies" have been born. Ivan has become renowned as an expert in co-parenting, and has made multiple appearances in national media to discuss the subject. Prior to founding Modamily, Ivan worked as an investment manager for UBS, after holding positions at 3 Arts Entertainment and WME-IMG. Ivan holds a BA in English and Communications from the University of Michigan.

Notable Advisors & Investors



Lauren Brim
Advisor, Author of The New American Family, Wellness Coach, Co-parenting Expert.



Ramesh Haridas
Advisor, Investor, Angel Investor of 10+ years, notable exits to IAC and Linkedin.



Chris Lehman
Advisor, Investor, Stanford grad, ex-Yahoo, ex-Symantec, SVP Entertainment Partners



Michael Young
Advisor, Investor, Angel investor of 10+ years, exits to IAC and Linkedin.

Q&A with the Founder

Q: Could you walk us through your revenue streams more in detail?

Modamily: Modamily has three main revenue streams. First, our subscription model is that registration and search is free but to message and receive additional add-ons, users pay a subscription fee. That costs $25-35/month depending on length of subscription term 1, 3, or 6 months. Second, we have Personal Matchmaking Services. My goal is to create a salesforce of personal matchmakers that help our clients connect with people who are ready to have children via a romantic, co-parenting, or known donor relationship. That currently is priced at approximately $7000. Third, we also have events. Prices vary here: mixers and informational events are where members' can connect with like-minded people and can learn more about co-parenting and how we help people start families.

Q: Tell me more about monetization with your key relationships.

Modamily: Modamily has strategic relationships with IVF clinics, surrogacy agencies, sperm and egg donor agencies, modern family attorneys and other professionals. Modamily refers business to our partners on an as needed basis. In the future we'd like to monetize these partnerships by featuring sperm, egg donors, and surrogates profiles directly on our platform and receiving a referral fee of 10-20% when our clients are interested in our partners' service.

Q: What are exit expectations?

Modamily: Acquisition by a company or publisher that has portfolio of dating platforms or in the health/wellness space.

Q: What is your product roadmap?

Modamily: We would like Modamily to not only be the leading co-parenting/known donor platform, but we want to be known as the place where singles can meet someone who's ready to have children in a romantic relationship. We need to overhaul the website and app to increase utility and set the stage for rapid growth before we implement an aggressive digital marketing growth and brand refinement strategy. The Personal Concierge Service will be a prominent revenue driver for us and we aim to hire a salesforce of matchmakers starting in LA and NYC and then rapidly expanding them to other major cities like San Francisco, Washington DC, Chicago, Toronto, and London.

Q: Why is there a drop off in Other OPEX after 2015?

Modamily: We had a convertible note offering that gave us capital to build the iOS app and make website improvements. In the next round, we plan on adding an in-house development team to reduce those costs.

Q: How did you build out your projected financials model?

Modamily: We took our historical metrics, estimated ramp up costs for necessary product improvements, added full-time staff, and implemented initial marketing and brand awareness campaigns to scale up. We assumed improvements in our historical conversion metrics (MAU's, PC's, CAC) due to operational efficiencies and the implementation of a growth and marketing strategy over the next 12 months.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Target minimum	US $125,000	US $125,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	5.0%	5.0%



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osing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



Operations
Product Development

If Maximum Amount Is Raised



Contingency
Capital Expenditures
Product Development
Payroll
Marketing
Miscellaneous

Investor Perks

For a minimum $5,000 investment, investors who live in Los Angeles, New York, or San Francisco and who meet minimum requirements can receive the Personal Concierge Services for free for 6 months (up to a $7,000 value).

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Modamily's prior rounds by year.



$3500000	
$3000000	
$2500000	
$2000000	
$1500000	
$1000000	
$500000	
$0	
	Pre-Seed (Preferred) Seed (Convertible) Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $100,000
Close Date	May 31, 2011
Security Type	Preferred Equity

Seed

Round Size	US $90,000
Close Date	Apr 30, 2014
Security Type	Convertible Note
Valuation Cap	US $1,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached below in addition to the following information. Financial statements are provided in the Dataroom and attached to the Form C as Exhibit B.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on improving the website and app, hiring core staff, and marketing.

Liquidity and Capital Resources

The Offering proceeds are essential to growing our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $6,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Modamily has no current marketing budget, which we anticipate will increase post-raise (customer acquisition cost will increase accordingly). We also intend to lease office space, most likely initially using co-working space (WeWork space in West Hollywood).

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



Revenue growth for the Match Group (Match, Tinder, OKCupid, Plenty of Fish) $5B market cap from 2012-2017

The 21st century is the century of living single. Today, the number of single adults in the U.S. and around the world is unprecedented. People are staying single longer before settling down, and more are staying single for life. A 2014 Pew Report estimated that by the age of 50, 25% of today's young adults will have never married. Most of them, however, still want to have children at some point in their lives and most don't want to raise their child alone. Single people are expanding the traditional boundaries of family.

There are dozens of dating apps focused on casual, short-term relationships. At the same time, millions of singles are frustrated with these apps because when the time comes to find that partner that they can start a family with, they feel like there are limited to no options.

- 52% of Millennials believe that parenthood is one of the most important life goals

- 45% of today's never married adults are not sure or don't want to get married

- In 1960, just 5% of children were born to an unmarried woman, in 2008 41% were born to unmarried women and this stat is increasing

- Individuals in the LGBTQ community now have greater access to services to build their families. Currently, there are over 2 million children in the U.S. that are being raised by gay parents. This trend is increasing.

Risks and Disclosures

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Existing companies that engage in the market or are within the online dating space could introduce new or enhance existing products. Our competitors include major companies worldwide. Some of our competitors are CoParents.com, PollenTree, okcupid, Known Donor Registry, and match.com. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have superior expertise in research and development and marketing approved products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company's success depends on the experience and skill of Ivan Fatovic.

In particular, the Company is dependent on Ivan Fatovic. He is currently a one-man operation running the company and plans on hiring an additional full-time employee with the fundraise. If Ivan can no longer run operations, it could jeopardize the company's future. The Company has or intends to enter into employment agreements with Ivan Fatovic although there can be no assurance that it will do so. The loss of Ivan Fatovic or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

...se see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our success depends upon the continued growth and acceptance of online advertising, particularly paid listings, as an effective alternative to traditional, offline advertising and the continued commercial use of the Internet.

We intend to compete with traditional advertising media, including television, radio and print, in addition to a multitude of websites with high levels of traffic and online advertising networks, for a share of available advertising expenditures and expect to face continued competition as more emerging media and traditional offline media companies continue to enter the online advertising market. We believe that the continued growth and acceptance of online advertising generally will depend, to a large extent, on its perceived effectiveness and the acceptance of related advertising models (particularly in the case of mobile advertising), the continued growth in commercial use of the Internet (particularly abroad), the extent to which web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and the extent to which the industry is able to effectively manage click fraud. Any lack of growth in the market for online advertising, particularly for paid listings, or any decrease in the effectiveness and value of online advertising (whether due to changes in laws, changes in industry practices, the emergence of technologies that can block the display of advertisements across platforms or other developments) would have an adverse effect on our business, financial condition and results of operations.

We depend, in part, upon third parties to drive traffic to our website and distribute our products and services.

In connection with our search engine optimization, or SEO, efforts, we rely on third party search engines to drive traffic to our various properties (desktop and mobile). SEO efforts involve developing websites to rank well within search engine results. Search engines frequently update and change the logic that determines the placement and display of search results. If we fail to successfully manage SEO efforts across our businesses, including the timely modification of SEO efforts from time to time in response to periodic changes in search engine algorithms, search query trends and related actions by providers of search services designed to ensure the display of unique offerings in search results (which actions by search service providers may result in algorithmic listings being displayed less prominently within search engine results), could result in a substantial decrease in traffic to our various properties, as well as increased costs if we were to replace free traffic with paid traffic, which would adversely affect our business, financial condition and results of operations. Certain of our businesses engage in similar efforts involving Facebook and other social media platforms (for example, developing content designed to appear higher in a given Facebook News Feed and generate "likes") that involve challenges and risks similar to those faced in connection with our SEO efforts.

Also, search engines continue to expand their offerings into other, non-search related categories, and in certain instances display their own integrated or related product and service offerings in a more prominent manner than those of third parties within their search results. Continued expansion and competition from search engines could result in a substantial decrease in traffic to our various properties, as well as increased costs if we were to replace free traffic with paid traffic, which would adversely affect our business, financial condition and results of operations.

Our marketing efforts designed to drive traffic to our website may not be successful or cost-effective and communicating with our users via e-mail is critical to our success, and any erosion in our ability to communicate in this fashion that is not sufficiently replaced by other means could adversely affect our business, financial condition and results of operations, our traffic building initiatives also involve the expenditure of considerable sums for marketing, as well as for the development and introduction of new content, products, services and enhancements, infrastructure and other related efforts, and are dependent, in part, on our ability to effectively communicate with our users and customers via current and new means of communication.

Our success depends, in part, on our ability to continue to introduce new and enhanced content, products and services in response to evolving trends and technologies and that otherwise resonate with our users and customers.

Even if we succeed in our traffic building and distribution efforts, we may not be able to convert traffic into repeat users and customers unless we continue to introduce new and enhanced content, products and services in response to evolving trends and technologies and provide quality products and services that otherwise resonate with our users and customers.

The development of new content, products and services, as well as the identification of new business opportunities in this dynamic environment, require significant time and resources. We may not be able to adapt quickly enough to these changes, appropriately time the introduction of new content, products and services or identify new business opportunities in a timely manner. Also, these changes could require us to modify related infrastructures and our failure to do so could render our existing websites, applications, services and proprietary technologies obsolete. Our failure to respond to any of these changes appropriately and efficiently could adversely affect our business, financial condition and results of operations. In the case of certain of our applications, third parties have introduced (and continue to introduce) technologies and policies that may interfere with the ability of users to access or utilize our applications generally or otherwise make users less likely to use our services (such as through the introduction of features and/or processes that disproportionately and adversely impact the ability of consumers to access and use our services relative to those of our competitors).

In addition, we may not be able to adapt quickly and/or in a cost-effective manner to frequent changes in user and customer preferences, which can be difficult to predict, or appropriately time the introduction of enhancements and/or new content, products or services to the market in response to such changes. Our inability to provide quality content, products and services would adversely affect user and customer experiences, which would result in decreases in users, customers and revenues and could adversely affect our business, financial condition and results of operations.

Lastly, while the continued introduction of new content, products and services is critical to our success, by definition, new content, products and services have limited operating histories, which could make it difficult for us to evaluate our current business and future prospects. The failure to successfully address these risks and difficulties could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on the integrity and quality of our systems and infrastructures and those of third parties. System interruptions and the lack of integration and redundancy in our and third-party information systems may affect our business.

To succeed, our systems and infrastructures must perform well on a consistent basis. From time to time, we may experience occasional system interruptions that make some or all of our systems or data unavailable or that prevent us from providing products and services; any such interruption could arise for any number of reasons. Furthermore, fire, power loss, telecommunications failure, natural disasters, acts of war or terrorism, acts of God and other similar events or disruptions may damage or interrupt computer, data, broadband or other communications systems at any time. Any event of this nature could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to users and customers. While we have backup systems in place for certain aspects of our operations, our systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. Any such interruptions or outages, regardless of the cause, could negatively impact the experiences of our users and customers with our products and services, tarnish our brands' reputation and decrease demand for our products and services, any or all of which could adversely affect our business, financial condition and results of operations.

We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experiences of our users and customers, accommodate substantial increases in the volume of traffic to our properties and to keep up with changes in technology and user and customer preferences. Any failure to do so in a timely and cost-effective manner could adversely affect the experiences of our users and customers with our products and services and thereby negatively impact demand for our products and services, and could increase our costs, any of which could adversely affect our business, financial condition and results of operations.

We also rely on third party computer systems, data centers, broadband and other communications systems and service providers in connection with the provision of our products and services generally, as well as to facilitate and process certain transactions with our users and customers. We have no control over any of these third parties or their operations. Any interruptions, outages or delays in our systems or those of our third party providers, changes in service levels provided by these systems or deterioration in the performance of these systems, could impair our ability to provide our products and services and/or process certain transactions with users and customers. If any of these events were to occur, it could damage our reputation and result in the loss of current and potential users and customers, which could have an adverse effect on our business, financial condition and results of operations and otherwise be costly to remedy.

Communicating with our users via e-mail is critical to our success, and any erosion in our ability to communicate in this fashion that is not sufficiently replaced by other means could adversely affect our business, financial condition and results of operations.

As consumer habits evolve in the era of smart phones and messaging/social networking apps, usage of e-mail, particularly among our younger users and customers, has declined. In addition, deliverability restrictions imposed by third party e-mail providers could limit or prevent our ability to send e-mails to our users and customers. Primarily in the case of our dating business, one of our primary means of communicating with users and customers and keeping them engaged with our products and services is via e-mail. Any erosion in our ability to communicate successfully with our users and customers via e-mail could have an adverse impact on user and customer experience and, in the case of our dating businesses, the rate at which nonpaying users become paid members. While we continually work to find new means of communicating and connecting with our users and customers (for example, through push notifications), we cannot assure you that such alternative means of communication will be as effective as e-mail has been historically. Any failure to develop or take advantage of new means of communication could have an adverse effect on our business, financial condition and results of operations.

Our success depends, in part, on our ability to build, maintain and/or enhance our brand.

We own and operate the Modamily brand and intend to build a strong brand appeal within the co-parenting industry. We believe that our success depends, in part, upon our ability to build, maintain and enhance our brand. Our brand-building efforts could be negatively impacted by a number of factors, including product and service quality concerns, consumer complaints, actions brought by consumers, governmental or regulatory authorities and related media coverage and data protection and security breaches. Moreover, the failure to market our products and services successfully (or in a cost-effective manner), the inability to develop and introduce products and services that resonate with consumers and/or the inability to adapt quickly enough (and/or in a cost effective manner) to evolving changes in the Internet and related technologies, applications and devices, could adversely impact our brands and brand-building efforts, and in turn, our business, financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> 📁 Pitch Deck and Overview (2 files)
> 📁 Product or Service (11 files)
> 📁 Financials (2 files)
> 📁 Fundraising Round (1 file)
> 📁 Investor Agreements (1 file)
> 📁 Miscellaneous (3 files)

Exhibit D

Seed-Round Funding
Presentation

August, 2017



This presentation contains offering materials prepared solely by Modamily without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem



Career-obsessed professionals are waiting longer to have kids and come to the realization that they are facing the additional pressure of the biological clock ticking away.

There are dozens of dating apps focused on casual, short-term relationships. At the same time, millions of singles are frustrated with the casual hook-up relationships they are finding on these sites. There is no prominent platform that assists singles who are ready to have kids and start a family.

Rising age trends of new mothers

First Birth Rates by Selected Age of Mother



Average Age of U.S. First-Time Mothers



CDC reports more women are waiting until their 30s and 40s to start having kids. Fertility declines with age. Yet the rate of women having children at age 35-39 increased by 6-fold.

Source: CDC/NCHS, National Vital Statistics System

Introduction



Who We Are

At Modamily, we empower people to realize what is often their biggest dream: to become a parent. Whether it's through a traditional relationship, or through non-traditional means such as co-parenting or known-donor arrangements, Modamily's digital matching platform helps prospective parents find a parenting partner.

Our Future

Modamily aspires to be the go-to platform for introducing prospective parents to their partners and gay couples to known donors. Modamily has already produced a number of successful matches (you should see the baby pictures!), and is raising money to scale the business by expanding marketing outreach, building brand awareness, and growing the user base.

Definitions

Co-parenting: A parenting situation where two parents work together to raise a child while they are friends.
Known-donor: A person who has agreed to donate their sperm or egg to another for the purpose of conceiving a child and is known, as opposed to anonymous.

Target Market



While most matchmaking platforms are selling the idea of love, Modamily focuses on the idea of having children. Societal trends have delayed childbearing for both genders; single professional women in particular face the most challenges if they decide they want children after building their careers. Millennials are also decoupling marriage and parenthood: 52% believe parenthood is one of the most important things in life, but only 30% say the same thing about marriage.

Modamily's target market is made up of primarily affluent working women and men of all ethnicities, as well as single LGBTQ people and LGBTQ households.   Market breakdown:



Women, ages 20-50, employed, single, no children: 23M
Men, ages 20-50, employed, single, no children: 16.7M
LGBTQ interested in parenting (men and women): 2.6M
Initial Total Addressable Market: 43M

The initial Total Addressable Market represents 19% of the adult female US population, and 16% of the adult male US population.

These statements reflect management's current views and are meant for illustrative purposes.
They do not represent guarantees of future results, levels of activity, performance, or achievements,
all of which cannot be made.

Diversity of Services



Modamily aims to introduce singles to like-minded people who are ready to have kids and start a family in a romantic, co-parenting (platonic), or known donor relationship. Modamily currently provides three service offerings:

1 **Online Co-Parent Network** a pioneering matchmaking website that matches aspiring parents by compatibility and comprehensive profile data. Starting at **$24.99/mo**

2 **Concierge Matchmaking** Premium matchmaking service for members who want to invest in personalized matchmaking. Starting at **$7,000**

3 **Events** Modamily offers mixer and informational events periodically. **Rates vary**

Modamily Network: 65% Women & 35% Men; 20% are LGBTQ

CEO and Founder: Ivan Fatovic



Ivan founded Modamily partially to help out a few close female friends who had deferred having children to build their careers. Under Ivan's stewardship, Modamily has amassed 12,000+ potential parents and over 50 "Modamily babies" have been born. Ivan has become renowned as an expert in co-parenting, and has made multiple appearances in national media to discuss the subject. Prior to founding Modamily, Ivan worked as an investment manager for UBS, after holding positions at 3 Arts Entertainment and WME-IMG. Ivan holds a BA in English and Communications from the University of Michigan.

Ivan with Katie Couric



[Click Here for Video](#)

Press



modamily
Where aspiring parents meet

The increasing number of co-parents have sparked media attention and education







abc GOOD MORNING AMERICA

abc NEWS

BBC WORLD NEWS

The New York Times

















THE HUFFINGTON POST

The Washington Post

theguardian

FOX NEWS Channel

CBC

The Atlantic

katie

BuzzFeed

Milestones



Amassed 12,000 users worldwide becoming a leader in the co-parenting and sperm donor industry.

Has achieved notable worldwide media coverage, while spawning a global conversation regarding co-parenting partnerships as a new modern option to raise a family. This has made Modamily a well-known brand in the industry.

In June 2015 Modamily launched an iOS app that allows users to swipe through potential matches.

In February 2016, the Company introduced personal concierge services to customize the matching process, address members' needs, and guide members through the co-parenting process.

Modamily has made hundreds of connections between potential parents and more than 50 babies have been born as a result.

Expansion Strategy



Modamily is seeking seed-round funding to:

Begin paid marketing effort to acquire new clients	Diversify Membership and Concierge services in New York, Los Angeles, San Francisco, and Washington DC	Improve UI and UX on both website and iOS app with better education content	Deploy more aggressive client targeting strategies to educate, up-sell and increase LTV.

Exhibit E – Video Transcript

Intro Tour Video

Hi I'm Melanie and this is little Lucy! I am raising her with my co-parenting partner, Paul, whom I met through Modamily, an online community for finding a co-parent or known sperm or egg donor.

Modamily works a lot like a dating site, but instead of looking for a date, members are looking for someone to have and raise a child together, without romantic involvement.

Let me show you some of the features that make Modamily work:
- The parenting and lifestyle quiz helps you find someone who shares your most important values and visions for how you want to raise your child.
- The profile page then gives perspective, and its a glimpse into your world.
- A short video allows you to introduce yourself
- And The Inner Circle highlights the 5 most important people in your and your future child's life.

Note that Members have the ability to submit all kinds of information to authenticate things like their photo, age, and income. Furthermore, you're able to express what type of custody and financial arrangement you are looking for, and what your values and parenting approach are.

Meeting your perfect partner or donor is only half the task and the "Learn" page is your go-to resource to learn all about co-parenting laws, fertility options, and more, so you know how to proceed.

When Paul reached out to me, I was able to see from his profile that we had similar views and backgrounds. And when we decided to take the next step, we drafted a co-parenting agreement, got health and background checks, and decided to get pregnant via artificial insemination.

After Lucy was born, I found it very comforting to have Paul around. Now we get together once a week to discuss Lucy's care.

Before I heard about Modamily, I thought that I would have to be a single mom or not have children at all and it's amazing to be empowered to create a family on my own terms. Modamily puts together people in all different types of modern family arrangements. Create the modern family you are looking for!

Modamily—Bring your dream to life.

Shopping for a Mommy or Daddy Online

Katie Couric: It is a brave new world, isn't it?

Ivan Fatovic: It is.

Katie Couric: That you go online to find a co-parent. This is not the only site that does that. Tell me why you came up with this, and why you wanted to do it in the first place?

Ivan Fatovic: Well prior to starting Modamily I worked in two really competitive industries; Hollywood and finance. I saw these really intelligent, ambitious, and successful people who were focused on their careers putting off having children, putting off getting married. But they always wanted to. They always thought it would happen somewhere down the road. But then as they got close to 40, for most people, they started freaking out if they weren't in a romantic relationship. They started to think of either being a single parent, or getting a sperm donor, or settling and marrying someone they weren't crazy about just to have a child. A lot of people would get divorced, and the child would get caught in the middle. So I just thought there would be a better way, another option.

Katie Couric: I can imagine, Ivan, that a lot of people must be saying, you are undermining the traditional, nuclear American family by coming up with this concept. Have you gotten much criticism?

Ivan Fatovic: Sure. I mean we always say we're not anti marriage. Marriage works great, it's just not for everyone. There's a certain time that's a good time to have a child, especially for women when they feel the ticking of their biological clock. Men feel that way too, they don't want to get too old before they have a child. I think we just wanted to provide another option for people. We're not saying one is better than the other.

Katie Couric: Do you think it's better than say a sperm bank to go online, and try to find a co-parent?

Ivan Fatovic: Well the main purpose of Modamily is the person is going to be involved. So we work with people who either want 50/50 involvement, or gay and lesbian couples who are looking for limited involvement, kind of a great uncle role. So you really talk about who you are, where you're at in your life, what type of arrangement you're looking for, and we try to match you up with someone who is like minded.

Katie Couric: How do you match people up? What are some of the things you consider? Do you say this person is college educated, or this person is from a certain religious background?

Ivan Fatovic: So you basically create a profile. You answer a lot of questions about your values, your vision for how you want to raise your child, a little bit about yourself, and what you're looking for. You answer these parenting and lifestyle quiz questions. Then we put out a percentage, and make recommendations to you.

Modamily on BBC World News

News Anchor: Now we often hear about couples having children later in life, and perhaps choosing instead to spend their 20s, and even 30s concentrating on their careers. But single professionals longing for children later on can often feel under pressure to find the right partner quickly. Well now social networking website Modamily is helping people find their perfect match for co-parenting a child without the romantic relationship. Aspiring parents can sign up and search for a like minded partner to share raising a child with. We're going to discuss this with the website's founder Ivan Fatovic who is in New York. In the studio with me is journalist and broadcaster Kate Bevan. Kate, hello. Ivan, can I ask you first, why?

Ivan Fatovic: Why? Well I noticed a lot of people my age, in their 30s and early 40s, when they were ready to have a child they didn't have a partner. The only options they would consider was anonymous sperm donor, adoption, or settling into a marriage with someone they weren't crazy about. A lot of those people would get divorced in several years. So I just thought there was a better way. If I could have a community of people who are all ready to be parents. Then we pair people up by having similar values, parenting styles, and a vision for how they want to raise their child.

News Anchor: Kate, is there anything wrong with that? It is what it is.

Kate Bevan: My initial reaction was, oh my god, that's really creepy. Then I sat and thought about it, and I asked some friends about it. I think it's actually an extension of social networking that makes perfect sense. We use websites to hook up with people we might want to go out with, to do all sorts of things, to talk to people we like, so it kind of makes sense, and it's a really good business idea I think. It's just like an extension of dating websites. We used to think those were weird, but maybe we won't think they're so weird in a few years' time.

News Anchor: That's quite a positive reaction from Kate. I have been discussing this with people in the newsroom. There have been comments ranging from, this is the commodification of little children, and something out of a science fiction film. But I mean do you understand people's reservations, that this is perhaps taking the use of the internet, online methods of operating just one step too far?

Ivan Fatovic: I don't think so. I think people are meeting partners, there's millions of people trying to find someone to have a relationship, or even get married to. eHarmony claims one in five people that are getting married are meeting through their website. So I think it's a natural extension of that. As long as people are willing and ready to have a child, and don't have a partner, we can pair them up with someone who feels the same way, and that has a similar style, vision, and lifestyle they want to raise their child in.

News Anchor: Kate, I know you were wondering about the practicalities. How binding this was, how stable a relationship it is in a form like this.

Kate Bevan: In some ways you'd obviously have to go about it with an eye to the law, and drawing up all kinds of agreements that you tend not to think about when you're getting

involved in a relationship with somebody, and the child becomes part of that relationship. Obviously it has got to be much more formalized. I still think it strikes me as quite a good idea. I'm trying not to be judgmental about how people live their lives. I think what I quite liked about it was the fact that it actually reaches out to all kinds of families. Although when you look at the website it seems very white, it seems very heteronormative. My first reaction was, oh well yes, it's going to exclude gays, and people who want to do maybe, I don't know, polyamorous families or something like that. But there's no restriction on that. I think it's actually quite cleverly pitched, because it should appeal to all kinds of people. It will play well with conservative America because it's all about family values.

News Anchor: Do you not think they're not going to see this as one step too far?

Kate Bevan: Possibly. But I think that's why people are suspicious of things online anyway. I mean there are people who don't understand social networking, who don't understand dating websites. I mean you can use websites to hook up with flatmates, to find new flatmates in New York, so it kind of makes sense. Though it feels in many ways perhaps a bit cold blooded as well. Should a relationship be about falling in love, and having a child as a product of that love? But so many relationships fall apart, and so many people want children. I don't see why it can't be a good idea.

News Anchor: Ivan, one more answer from you. I mean one other issue has been raised, that this is all about what the parents want, the potential parents, this is not about the child's rights.

Ivan Fatovic: No. I believe it is about the child's rights. The child is going to come first in this relationship, because they want to have a child. This person they are going to find initially starts off as a stranger. Then there's a get to know you period.

News Anchor: That's the ideal. But how do you know it's going to continue like that?

Ivan Fatovic: Like any relationship there can be pitfalls down the road. I think if you find someone you get along with, and who deals with conflict well, this can all be worked out. Just like any child who has grown up in an out of wedlock relationship, or a divorce, we recommend you see a lawyer, and hammer out a co-parenting agreement, and discuss the finances and custody. We think it can work well. It has been working well in a lot of communities around the world.

News Anchor: Ivan Fatovic from modamily.com, thank you very much. Kate Bevan joining us in the studio. Thanks very much indeed to you both.

Co-Parenting Websites Help Want-to-be-Parents

News Anchor: They want to be parents, but they don't want the marriage necessarily, so they're finding each other through co-parenting websites. ABC's Abby Woodrow takes a look at how it all works.

Friends With Kids excerpt: We have the kids, share all the responsibility, and just skip over the whole marriage and divorce nightmare.

Abby Woodrow: It's a concept we've seen played out on the big screen, like in the movie Friends With Kids.

Friends With Kids excerpt: Can't really tell if you're kidding right now.

Abby Woodrow: But having a baby with a friend, with no relationship strings attached? It's called co-parenting. Websites like Modamily are popping up for this new kind of modern family.

Ivan Fatovic: Modamily works a lot like a dating site, like a Match.com or eHarmony.

Dawn Pieke: Dawn Pieke who is now 44 years old had just ended a long term relationship with her boyfriend when she met Fabian Blue on a co-parenting website in 2011. I was feeling that my biological clock was ticking, and it seemed like this was the way to go.

Abby Woodrow: Fabian emailed her, and they quickly met.

Fabian Blue: In my case it's a gay male seeking a female partner. The thing about Dawn that got me right away was her sense of humor.

Abby Woodrow: One year later their biological daughter, Indigo Clair, was born.

Fabian Blue: Don't run away, I'll get you.

Abby Woodrow: Fatovic says more than 5,000 people have signed up on Modamily alone. He says, when you find a co-parent perform background and health checks, and work out a co-parenting agreement. But legally co-parents are wading in murky waters.

Fred Silberberg: The issues are that these people may end up in a situation where one of them is not the legal parent, or where there's a dispute over custody of the child.

Abby Woodrow: Dawn and Fabian are aware of the legal pitfalls, but are taking life one day at a time. Despite living apart, 42 year old Fabian Skype's with Dawn and Indigo every day.

Dawn Pieke: Give kisses to daddy.

Fabian Blue: Give me a kiss.

Dawn Pieke: If I listened to everybody that said to not do it, Indie wouldn't be here. Those same people are loving her today.

Abby Woodrow: For Good Morning America, Abby Woodrow, ABC News, Los Angeles.

News Anchor: Now as you might imagine, there's a lot of people weighing in on Twitter. Motcatfish2004, you need to know the other person to know how you will parent kids. Needs parents who are on the same page. Fair enough. Bottomnedan, It would be a new meaning to friends with benefits. Yes it could Dan.

News Anchor: He's putting it so mildly.

News Anchor: Yeah, so mildly.

News Anchor: At least until high school graduation.

Co-Parenting Without A Relationship?

Dr. Travis Stork: Want to be a parent without the hassle of a relationship or marriage? Well now there's a website for that. It's called Modamily. It promises to help you find your romance free parenting partner. Joining us now in the audience is one of their users, Lauren. So how does this work exactly?

Lauren: Well it's just like a dating website, except you're able to find people who are ready to be parents.

Female Host: There's no sex, there's no romance, it's just…How does that work?

Female Host: With a lawyer?

Lauren: There can be romance, there can be sex, you can use a lawyer. But I'm currently a co-parent. I actually have a beautiful 21 month old daughter with a friend. I want to have a second child, he doesn't. So I'm back saying, hey, a co-parent is a great option to doing it alone.

Dr. Travis Stork: You have a boyfriend too?

Lauren: I do have a boyfriend.

Dr. Travis Stork: The boyfriend is not the father of your 21 month old?

Lauren: Correct.

Dr. Travis Stork: So you have your co-parent, your boyfriend, and your boyfriend doesn't want to have kids.

Lauren: He already has a son.

Dr. Travis Stork: So you're looking to find another co-parent then to have another child.

Lauren: Possibly.

Female Host: I mean with all due respect, as a parent we are responsible to show our kids what a healthy relationship looks like, growing up with love. I feel like co-parenting, it's just an agreement. I feel like when they grow up they're going to say, this is okay to accept. For me it has always been, I waited nine to years to make sure that I showed my kids what a loving relationship is, so when they grow up they have that. They understand what to accept, what to tolerate, because in life you what you tolerate. Doesn't that create conflict for your kids?

Lauren: We live in a culture that focuses on the romantic partnership, and wedding forever. So many marriages end in divorce anyway. She sees a respectful, loving relationship between me and her father. She's got grandparents, she has aunts and uncles, friends. I mean she's just surrounded by love, and she's thriving. Thriving more than a lot of her friends.

Male Host: Dr. Dow. Good idea or not?

Dr. Mike Dow: Well listen, first I want to say that for you, kudos to you. I have a sense, I just have a gut feeling that you're a terrific mom. We know from these studies looking at the health of children, that you do not have to have a traditional family. You can be a single parent and have a very happy, healthy child. You can have a non traditional arrangement. You can co-parent with somebody.

But I have to say what I don't want people to do. I would say in the majority of cases when women, and also men, come to me and they say, I'm just going to co-parent with a friend. I would say the majority of those cases, maybe not you, but the majority are people who have given up on love. They think that it's not going to happen for me. I don't want those people to use this as a way to settle. So if that's you, don't do this. If you have really decided that hey, I would like to co-parent with somebody, this is something I want to do. Maybe I'm a 45 year old woman, and even with all of the technology I know that maybe this is my last chance, I think in those cases it could be healthy. But don't settle, because I'm just a believer in love.

Female Host: From a practical standpoint, I mean the pool of guys, who is signing up for this? Is it a good pool? Do you have a lot of options?

Lauren: You'll have to check out the website to find out. But it's just like online dating.

Dr. Travis Stork: Guys hold on, my virtual girlfriend is calling.

Female Host: Just don't insult her. Don't give her a virus.

Male Host: Virtual child.

Dr. Travis Stork: Thank you Lauren for sharing your experience. Dr. Dow, thank you.

Modamily Couple on CTV's Your Morning

Ben Mulroney: Well our next story is about a new kind of family, where two individuals have teamed up for the sole reason of having and raising a child. Meet Tatijana Busic and Brendan Schulz. These singles met through a co-parenting website called Modamily. There is no romantic relationship here. They are partners in parenting, not love. They join me now in the studio to share their story. Also joining us from Los Angeles is Ivan Fatovic, the Founder of Modamily. Thanks to all three of you for being here today. This is a fascinating scenario, and I want to dive right into it. Brendan and Tatijana, tell me, you were complete strangers before meeting through this site. Tell me about your individual stories and what brought you together?

Tatijana Busic: Well I was in my mid-30s, and I'd had a daughter from a previous marriage of 12 years. I've always wanted to have two children. I was checking things out, and realized I had to review my strategy, and explore other possibilities. So I heard of Modamily in the newspaper, and met Brendan very quickly.

Ben Mulroney: Brendan, what about your?

Brendan Schulz: For me I had reached 40, found myself single, and had always wanted to be a dad. I'm also gay, and so achieving that would require overcoming a couple of obstacles. So I took a course for gay men looking to have children, and from there found the site, Modamily, and got on the site. I'm not really even into online dating, so the idea of online co-parent finding was a bit foreign. As Tatijana said, we found each other pretty quickly, and connected right from there.

Ben Mulroney: We're going to talk about that connection, and building that connection in just a moment. But when you first told your friends and family that you were going down this route that I'm sure most people hadn't heard of at the time, what was their reaction?

Tatijana Busic: Well I was a little surprised at how novel of an idea this seemed to almost everyone. To me it felt so normal, and so natural. We had a friendship spark from the beginning. So there was a little bit of educating people on, we're just two people who want to be parents, and have a bit of an alternative, or modern family.

Brendan Schulz: For me for my friends, not a big surprise. They all knew that I wanted to have kids, and knew that for me it would not be a traditional route. For my parents, when I first told them it took them an extra second. Then I think it was the next day after I had really talked about it they just thought it was the greatest idea. They figured it was the future of parenting.

Ben Mulroney: The future of parenting. We're going to talk to Ivan, because he's the one who brought this to the world. Ivan, what was the inspiration for creating Modamily?

Ivan Fatovic: The inspiration was I had a lot of friends who were in their mid-30s, who were single, who were frustrated by the mainstream dating sites, and the short term, casual nature of relationships they were meeting on there, when they were ready to take the next step, ready

to meet someone to have children with. They didn't have the time to waste in short term, casual relationships, one after the other.

Ben Mulroney: So what happens? Your site matches people together and says, you two might be a match. What do you recommend, or what does the site tell you you have to do next?

Ivan Fatovic: Sure. I mean Modamily is just a bunch of single people who are ready to have kids. Whether it's for a romantic relationship, a co-parenting relationship, a known donor relationship. If you're going the co-parenting route, we recommend getting to know the person. You have to develop a trust. This is not meet someone online and have a baby next week, it's getting to know each other for six months, or a year. I believe Brendan and Tatijana got to know each other for about a year before they started moving forward. You should see lawyers, you should see doctors, make sure you're protected, and make sure you know what you're getting into.

Ben Mulroney: So you two did meet through the site. But then after that was it left up to you to form that bond, form that relationship?

Brendan Schulz: Absolutely. So we did like many others do. We met for coffee first, and hit it off.

Ben Mulroney: You laid out those expectations?

Brendan Schulz: Yes. We talked openly about what we were looking for, how we envisioned things. Also it was important for us that we're not just sharing a baby, that we form a family. So it was important that we have a connection as well. We have a very strong friendship, as well as a strong parenting partnership.

Ben Mulroney: What about challenges? Talk to me about things that I wouldn't exactly...Like I said, I come from what I typically view as a fairly conventional family relationship. Are there any unique risks or challenges that you've faced that maybe someone like me might not have?

Tatijana Busic: Well I think parents, regardless of the setup of the relationship, the challenges of a newborn. Communicating at 5 o'clock in the morning, all of that very normal parenting stuff was very much a part of our experience, and continues to be so. We do have two homes, so there is quite a bit of scheduling, and time management that is very important, and that we have to stay on top of. So I would say that's probably something that we have to pay attention to on a regular basis.

Ben Mulroney: Ivan, do you keep a record of how many people are using the site, how many people are using the service, and the success rate of these connections that are built through Modamily?

Ivan Fatovic: Yes. We have about 15,000 members with over 50 babies born around the world that I know about. Since about half the service is people meeting on their own, and going off site, I could estimate there's probably a little bit more. We also have a personal matchmaking service where we personally get involved, and have people help guide you through the process.

Ben Mulroney: Years ago if you told someone you were dating online you'd get the crook eye. Then it became the norm. Do you feel that something like Modamily, and other services like it, could be normalized very soon?

Ivan Fatovic: Yeah. I think this is an alternative option for people who are seeking to solve this problem of trying to find someone they can have kids with. Whether they get married, or they just stay friends, people are waiting longer and longer to get married and have kids. They've seen a 50 percent divorce rate. They just wanted to start meeting people who are looking for the same things they are.

Ben Mulroney: Lastly to you two, what would you tell people who are on the fence who are curious? Who have that yearning to have a child, but don't think that they have options?

Tatijana Busic: Well I think that what I encourage everyone to do is to explore the possibilities. Be open. It does require a bit of a spirit of adventure, which we both have. Then there's all kinds of protocols, and people you can speak to to make sure that you feel safe, and comfortable, and are responsible in your decision making, as should be the case in more conventional situations and relationships too.

Brendan Schulz: That's really the thing. It boils down to all the same key aspects. You want to make sure you're connecting on the same values for how you'll raise your child, and how you'll parent together.

Ben Mulroney: Well based on the pictures I saw it looks like you're raising a very happy child. So congratulations to the both of you. Thank you for being here today. If you want to know more about Modamily, you can head to our website yourmorning.ca

A Real Life Modern Family

News Anchor: Finally tonight there is something new underway in the American family. When asked what's important in life, 52 percent of young adults say being a good parent, but only 30 percent say having a successful marriage. So what if it's just better to become a full parent with a stranger? Here's ABC's David Wright on something happening all around you.

David Wright: 42 year old Rachel Hope is ready to be a mother again.

Rachel Hope: I fine to get pregnant at the beginning of 2014.

David Wright: But she has no idea who the father will be. She's not looking for love, she wants a co-parent.

Rachel Hope: If you're blessed to meet a soulmate, and you just gel, and it works, and you have children, that's ideal. No one's disputing that. But what about the rest of us that didn't meet that person, or not in time?

David Wright: She already has two kids from two different fathers. 22 year old Jessie whose dad was her best friend growing up.

Paul: Okay Grace. Bring it over here.

David Wright: Then four year old Grace whose father is her current housemate, Paul.

Paul: Grace is perfect for me. One is okay. I mean I'm 67 next birthday here.

David Wright: So Rachel is looking for a new dad online.

Rachel Hope: I'm raising her with my co-parenting partner, Paul, whom I met through Modamily.

David Wright: Modamily. The name is a mashup of modern and family.

Rachel Hope: It's a database of people ready to be parents. I mean how easy.

David Wright: Modamily is one of a number of new sites matching co-parents, compatible partners for creating a child. So basically it's Facebook for fetuses.

Ivan Fatovic: To find a fetus, yeah.

David Wright: A dating site that cuts straight to the divorce. What happens when they do meet that perfect somebody?

Ivan Fatovic: You see a lawyer, get a co-parenting agreement. Get background checks, health checks to make sure everything is okay. Discuss how you're going to get pregnant, and financial cost, and custody.

David Wright: More than 5,000 people have signed up on this site alone. There are other co-parenting sites too. Legally it's uncharted territory. Lawyers we spoke with said making babies this way could be fraught with potential pitfalls. But that doesn't bother Rachel. It all sounds a little bit unromantic.

Rachel Hope: It is. I like it that way.

David Wright: She says parenthood is a big decision, too important to base on what could be just a passing fancy. David Wright, ABC News, Los Angeles.

Co-Parenting Booming as new way to raise children

News Anchor: Well non traditional families are increasingly found in many countries. But it's not always easy to work out how to handle the challenges unconventional family life can bring. A co-parenting website helps its subscribers find parenting partners. CCTVs Karina Huber has our story.

Rachel Hope: Steph and Andrew are coming tonight. What do you think that they would like?

Karina Huber: Rachel Hope and Paul Wenner's six year old daughter Grace loves to bake. It's a trait she picked up from her dad who created the garden burger, a popular vegetarian burger. Her parents have known each other for decades, but have never been romantically involved. The two are part of what's known as parenting partners. They live together on the same property.

Rachel Hope: I talked him into it.

Paul Wenner: I thought to myself, this may be my only opportunity to have a child. Because I have to somehow find the woman, fall in love, have the thing, the whole thing, and then let's have a child. That seemed like that could be way off.

Karina Huber: It's not the first time Rachel has entered into a parenting partnership. She also has a 24 year old son fathered by a friend. She says she chose this path because she doesn't have much faith in traditional marriage.

Rachel Hope: I saw everyone in my family got divorced, everyone around me got divorced, and I did not want to have kids that went through that. So what I did was I picked the very best person I could find as a father for my kids. Nevermind we didn't have a romantic connection, but he was just the best choice I could find. I felt like I was putting the first priority on what's good for my future kids.

Karina Huber: Rachel wrote a book about being a parenting partner to help others find out if it's right for them, and because she felt her family structure was often misunderstood. But attitudes about what constitutes a family are changing, and people are becoming more receptive to the idea of co-parenting by choice. There are now even websites that can help you find a partner that are as easy to navigate as a dating website. Ivan Fatovic is the founder of Modamily, a co-parenting site that has 10,000 subscribers.

Ivan Fatovic: We work with people looking for co-parents, or known donors. Also gay and lesbian couples looking for a donor. Also people who are just ready for a more traditional relationship, and trying to find someone who is also ready to have children, and start a family.

Karina Huber: The site provides a concierge service to help users find the right match and draft co-parenting agreements.

Ivan Fatovic: It's not find someone online, and start having a baby next week. It's like get to know the person. We try to help you do it in the most responsible way possible.

Karina Huber: Fatovic says potential parents should have the same values and parenting style. He recommends they get to know each other for at least a year before taking the plunge. Rachel is on the site looking for another co-parenting partner. Paul only wants one child, but she wants more. Rachel says the internet has made it easier to find potential partners, but she's also wary.

Rachel Hope: It's scary because here's a brand new person. I don't know them, I don't know their family. So it's at least a year of really getting to know a person. Otherwise it's kind of risky.

Karina Huber: Rachel says parenting partnerships aren't, and shouldn't be for everyone, but it seems to work for her and her family. Grace has been pestering her mom to get on with it so she can have a sibling. Karina Huber, CCTV, Los Angeles.